Exhibit 99.15

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Norway: Total starts-up production at the Atla field

Paris, October 8, 2012: Total announces the start-up of its Atla gas condensate field in the Norwegian North Sea. Atla was brought into production two years after completion of exploration drilling.

The Atla field is part of the PL102C license and is located in block 25/5. Partners are Total E&P Norge 40% (operator), Petoro 30%, Centrica 20% and Det Norske 10%. The field was developed subsea with a tieback to the existing Skirne/Byggve subsea system, operated by Total, which is connected to the Heimdal host platform located 24 kilometers southwest. The Atla field is expected to produce gas at an average flow rate of 14,000 boe/d including 2,500 b/d of condensates in 2013.

Commenting on the start-up of the field, Patrice de Viviès, Total’s Senior Vice President Exploration & Production for Northern Europe, said: “The Atla discovery was made in October 2010, in the frame of our near-by exploration program. The fast track development was completed within budget and schedule and will have a very quick return. It is a good example of Total’s expertise in maximizing value of mature assets by combining exploration and development forces”.

Total in Norway

Since the late 1960s, the Total Group has played a major role in development of a large number of Norwegian fields, notably Frigg and Heimdal. Norway was the largest contributor to the Group’s equity production in 2011 with 287,000 barrels of oil equivalent (boe) per day. Total held interests in 90 production licenses in offshore Norway, 22 as operator.

In the first semester 2011 the developments of the Ekofisk South and Ekofisk ll fields were launched, in which Total has a 39.9% interest. Each development has a production capacity of 70,000 boe per day and production start-up is expected in 2014 and 2015 respectively.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

In January 2012, Total submitted the PDO for the Martin Linge field, a stand-alone field development planned to come on stream in Q4 2016. The PDO was approved by the Storting (Norwegian Parliament) in June 2012.

In 2011, Total made two promising discoveries as operator. The first is on Norvarg in the Barents Sea, with reserves that could reach up to 300 million boe; the second is on Alve North in the Norwegian Sea close to existing infrastructure. Appraisal of both discoveries is being planned.

In the 2011 (APA) Licensing Round, announced on 17 January 2012, Total was granted interests in an additional eight licenses in the Norwegian North Sea, including five as operator.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com